Exhibit 10.4

September 24, 2008

Jeff Jordan

Re:  Employment Agreement

Dear Jeff:

You and OpenTable, Inc. (the “Company”) are parties to that certain offer letter agreement dated as of May 28, 2007 (the “Prior Agreement”), which sets forth, among other things, the terms of your employment with the Company.  This letter agreement (this “Agreement”) amends and restates the Prior Agreement in its entirety.  This Agreement supersedes the Prior Agreement and any other agreement or policy to which the Company is a party with respect to your employment with the Company.  Notwithstanding the foregoing, your Proprietary Information and Inventions Agreement remains in full effect.  You may accept this Agreement by signing and returning a copy of this Agreement to the Company as provided below.

1.                                      DUTIES.  Your employment commenced hereunder on a full-time basis effective as of June 1, 2007.  You will continue to be employed as the Chief Executive Officer, and will perform the duties customarily associated with this position.  You will continue to report solely to the Company’s Board of Directors (the “Board”) and perform your services on a full-time basis at the Company’s headquarters in San Francisco, California.  You will also continue to serve as a member of the Board.  You shall devote substantially all of your full working time and attention to the business affairs of the Company.  You may also serve on other boards of directors or in any other capacity with civic, educational, or charitable organizations upon consent from the Board, which shall not be unreasonably withheld.  The Board hereby consents to your continuing service on the following boards of directors of which you are now a member:  Pure Digital Technologies, Inc., CafePress.com, Inc. and LiveOps Inc.

2.                                      BASE SALARY.  You will continue to receive an annual base salary of $360,000 for all hours worked to be paid in accordance with the Company’s customary payroll procedures, less payroll deductions and withholdings.  The Board shall review your annual base salary at least annually for adjustments and your base salary shall not be decreased without your consent.

3.                                      STOCK OPTIONS; CHANGE IN CONTROL; EXCISE TAXES.

(a)                                Stock Option.  On July 9, 2007, the Board granted you an option to purchase 9,596,202 shares of Company Common Stock (the “Initial Option”), which represented three and a half percent (3.5%) of the fully-diluted capital stock of the Company as of the date of grant of the Initial Option (after giving effect to the Initial Option and Second Option (as defined below)).  The Initial Option has a per share exercise price of $0.41, which is equal to the fair market value of a share of Company Common Stock as of July 9, 2007, as determined by the Board pursuant to the Company’s then most recent independent appraisal of its Common Stock.  The vesting of such stock options commenced on the date you commenced service with the Company.  The

Initial Option is an “incentive stock option” (an “ISO”) within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) to the maximum extent permitted under applicable law, in light of the Second Option (as defined below) having been previously granted as an ISO.  Subject to your entering into the Company’s form restricted stock purchase agreement with respect to any unvested shares, the Initial Option was exercisable in full as of the date of grant.  Assuming continued service with the Company, the shares subject to the Initial Option vest with respect to the shares subject thereto in substantially equal monthly installments over four years, such that the shares subject to the Initial Option are fully vested on the fourth anniversary of your commencement of service.

(b)                                Second Option.  On July 9, 2007 but prior to the approval of the Initial Option, the Board approved a second stock option grant to you to purchase 4,112,658 shares of Company Common Stock (the “Second Option”), which represented one and a half percent (1.5%) of the fully-diluted capital stock of the Company as of the date of grant of the Second Option (after giving effect to the Initial Option and Second Option).  The Second Option has a per share exercise price equal to $1.87.  The Company represents that, based on independent appraisals, it has a reasonable good faith belief that an exercise price of $1.87 is significantly in excess of the fair market value of a share of Company Common Stock on the date of grant of the Second Option.  The Second Option is an ISO to the maximum extent permitted under applicable law.  Subject to your entering into the Company’s form restricted stock purchase agreement with respect to any unvested shares, the Second Option was exercisable in full as of the date of grant.  The vesting of such Second Option shall be measured from the date you commenced service with the Company, and the Second Option will become vested and exercisable according to the vesting schedule of the Initial Option.

(c)                                Other Option Terms.  Both the Initial Option and Second Option (collectively, “Both Options”) shall also be subject to the terms and conditions specified in this Section 3(c).  Both Options have ten year terms unless they expire earlier in connection with your termination of service to the Company.  Both Options were granted under the Company’s 1999 Stock Plan, as may be amended from time to time (the “Stock Plan”).  Both Options are subject to the further terms and conditions of the Stock Plan, the stock option agreements and restricted stock purchase agreements, if applicable, to be entered into between you and the Company.

(d)                                Section 409A Liability.  The Company will indemnify you and provide you with a payment (a “Section 409A Payment”) for any liability you incur with respect to the grant and/or vesting of the Initial Option and/or the Second Option solely as a result of Section 409A of the Code.  The Company will also provide you with an additional tax gross-up payment with respect to any Section 409A Payment made to you or on your behalf pursuant to the preceding sentence that constitutes taxable income to you, which shall be paid in a lump sum and be in an amount sufficient to provide that after payment of federal and state taxes on such Section 409A Payment, together with any taxes on such gross-up payment, you will retain an amount equal to the Section 409A Payment (the “Section 409A Gross-Up Payment”).

4.                                      BENEFITS.  During your employment by the Company, you will be eligible to participate in any of the employee benefit plans or programs the Company generally makes available to its senior executives, pursuant to the terms and conditions of such plans.

5.                                      CAR SERVICE.  The Company will continue to either pay directly or you will be reimbursed by the Company for all expenses reasonably incurred by you in connection with daily car and driver service (the “Car Service Payments”).  At the end of any calendar year or upon your termination of employment with the Company, you will be eligible to receive an additional tax gross-up payment with respect to any Car Service Payments made to you or on your behalf pursuant to the preceding sentence during such calendar year or, if applicable, the calendar year of your termination of employment, that constitutes taxable income to you, which shall be paid in a lump sum and be in an amount sufficient to provide that after payment of federal and state taxes on such payment, together with any taxes on such gross-up payment, you will have retained an amount equal to the aggregate Car Service Payments made to you or, if such Car Service Payments are made on your behalf, you will have retained the amount of your federal and state taxes attributable to such Car Service Payments, in each case, during such calendar year or, if applicable, the calendar year of your termination of employment (the “Car Service Gross-Up Payments,” and together with the Section 409A Gross-Up, the “Gross-Up Payments”).

6.                                      BUSINESS EXPENSES.  You shall be entitled to timely reimbursement for all ordinary and reasonable out-of-pocket business expenses which are incurred by you in furtherance of the Company’s business and in accordance with the Company’s standard policies.

7.                                      COMPANY POLICIES AND CONFIDENTIALITY AGREEMENT.  As an employee of the Company, you are expected to abide by all of the Company’s policies and procedures.  As a condition of your continued employment, you agree to abide by the terms of the Proprietary Information and Inventions Agreement entered into between you and the Company.

8.                                      OTHER AGREEMENTS.  By accepting this Agreement, you represent and warrant that your performance of your duties for the Company have not and will not violate any agreements, obligations or understandings that you may have with any third party or prior employer.  You agree not to make any unauthorized disclosure or use, on behalf of the Company, of any confidential information belonging to any of your former employers.  You also represent that you are not in unauthorized possession of any materials containing a third party’s confidential and proprietary information.  Of course, during your employment with the Company, you may make use of information generally known and used by persons with training and experience comparable to your own, and information which is common knowledge in the industry or is otherwise legally available in the public domain.

9.                                      OUTSIDE ACTIVITIES.  While employed by the Company, you will not engage in any business activity in competition with the Company.

10.                               AT-WILL EMPLOYMENT.  As an employee of the Company, you may terminate your employment at any time and for any reason whatsoever simply by notifying the Company.  Similarly, the Company may terminate your employment at any time and for any lawful reason whatsoever, with or without cause or advance notice.  Your at-will employment relationship with the Company cannot be changed except in writing signed by an authorized representative of the Board.

11.                               SEVERANCE BENEFITS.

(a)                                Termination By The Company Without Cause Apart from a Change in Control.  If your employment by the Company is terminated by the Company without Cause (as defined below) prior to or more than twelve months after a Change in Control (as defined below) and if you execute and fail to revoke during any applicable revocation period a general release of all claims against the Company and its affiliates in a form reasonably acceptable to the Company within sixty (60) days of such termination of employment, the Company shall provide you with the following:

(i)                                    The continuation of your base salary for a period of twelve (12) months following your termination date at the rate in effect immediately prior to your termination of employment, less applicable withholdings, payable in installments pursuant to the Company’s normal and customary payroll procedures, provided that the first such installment shall be made on the sixtieth (60th) day following your termination date and shall include all amounts that would have been paid on or prior to such sixtieth (60th) day had the installments commenced on the first pay date following your date of termination.

(ii)                                Provided that you elect to receive health benefits (e.g., medical and dental) pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), then for the period beginning on your date of termination and ending on the date which is twelve (12) full months following your date of termination (or, if earlier, the date on which you begin benefit coverage with another employer), the Company shall pay the costs associated with continuation coverage pursuant to COBRA.

(iii)                            Both Options shall become vested and exercisable (up to 100%) with respect to that number of unvested shares subject to each such option that would have vested had your employment continued for a period of six (6) months following the date of your termination of employment.

(iv)                               If your termination of employment occurs prior to a Change in Control and the initial public offering of the Company’s common stock, your ability to exercise the Second Option, to the extent vested (after giving effect to the accelerated vesting provided in this Section 11(a)), shall be extended to the earliest of (i) twenty-four (24) months from the date of your termination of employment, (ii) the expiration date of such Second Option, (iii) the consummation of a Change in Control and (iv) the initial public offering of the Company’s common stock.

(b)                                Termination By The Company Without Cause or Constructive Termination in Connection With a Change in Control.  If your employment by the Company is terminated by the Company without Cause or you experience a Constructive Termination (as defined below), in each case, within the twelve months following a Change in Control and if you execute and fail to revoke during any applicable revocation period a general release of all claims against the Company and its affiliates in a form reasonably acceptable to the Company within sixty (60) days following such termination of employment, the Company shall provide you with the following:

(i)                                    The continuation of your base salary for a period of twelve (12) months following your termination date at the rate in effect immediately prior to your termination of employment, less applicable withholdings, payable in installments pursuant to the Company’s normal and customary payroll procedures, provided that the first such installment shall be made on the sixtieth (60th) day following your termination date and shall include all amounts that would have been paid on or prior to such sixtieth (60th) day had the installments commenced on the first pay date following your date of termination.

(ii)                                Provided that you elect to receive health benefits (e.g., medical and dental) pursuant to COBRA then for the period beginning on your date of termination and ending on the date which is twelve (12) full months following your date of termination (or, if earlier, the date on which you begin benefit coverage with another employer), the Company shall pay the costs associated with continuation coverage pursuant to COBRA.

(iii)                            The Initial Option shall become vested and exercisable with respect to aggregate number of unvested shares subject to Both Options that would have vested had your employment continued for a period of twelve (12) months following the date of your termination of employment; provided, however, that if the number of unvested shares subject to Both Options that would have vested had your employment continued for a period of twelve (12) months following the date of your termination of employment exceeds the number of unvested shares subject to the Initial Option, then the Second Option shall become vested and exercisable with respect to that number of unvested shares that so exceed the number of unvested shares subject to the Initial Option.  Notwithstanding the foregoing, in no event shall the Initial Option or the Second Option vest with respect to more than one hundred percent of the shares subject to each such option.

(c)                                Termination By The Company With Cause Or Termination By You.  If your employment by the Company is terminated by the Company with Cause, or if you voluntarily terminate your employment with the Company (other than pursuant to a Constructive Termination (as defined below)), you shall not be entitled to any severance pay, severance benefits, or any compensation or benefits from the Company whatsoever, other than as required under applicable law.

(d)                                No Other Payments.  You understand and agree that you shall not be entitled to any other severance pay, severance benefits, or any other compensation or benefits other than as set forth in this Section 11 in the event of a termination, other than as required under applicable law. In the event that you have a legal right to pay in lieu of termination notice, or to severance pay, the severance pay set forth herein shall be reduced by the amount of such legally required payments.

(e)                                Definitions.

(i)                                    Cause.  For purposes of this Agreement, the term “Cause” means: (a) your unauthorized use or disclosure of the Company’s confidential information or trade secrets, which use or disclosure causes material harm to the Company, (b) your breach of any agreement between you and the Company, which breach causes material harm to the Company, (c) your failure to comply with the Company’s written policies or rules, which failure causes material harm to the Company, (d) your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of the United States or any State if such felony (i) is work-related, (ii) materially impairs your ability to perform your services under this letter agreement or (iii) causes material harm to the Company, (e) your gross negligence or willful misconduct, which causes material harm to the Company, or (f) your willful failure to follow reasonable and lawful instructions of the Board and your failure to cure such condition within thirty (30) days after receiving written notification of the failure from the Board.

(ii)                                Change in Control.  For purposes of this Agreement, “Change in Control” shall mean (i) the consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if persons who were not shareholders of the Company immediately prior to such merger, consolidation or other reorganization own immediately after such merger, consolidation or other reorganization 50% or more of the voting power of the outstanding securities of each of (A) the continuing or surviving entity and (B) any direct or indirect parent corporation of such continuing or surviving entity;  (ii) the sale, transfer or other disposition of all or substantially all of the Company’s assets; or (iii) the individuals constituting the Board as of the date you commence employment hereunder (the “Incumbent Board”) cease for any reason to constitute a majority of the members of the Board; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of at least two-thirds (2/3) of the Incumbent Board, such new director shall be considered a member of the Incumbent Board.  A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

(iii)                            Constructive Termination.  For purposes of this Agreement, the term “Constructive Termination” means your resignation after any of the following are undertaken without your express written consent: (i) a material reduction in your base salary, other than in connection with an across the board reduction in base salary applicable to all senior executives of the Company, (ii) a material adverse reduction in your duties and responsibilities (except as a result of disability, temporary illness or other absence); provided, however, that a reduction in duties and/or responsibilities solely by virtue of the Company being acquired and made part of a larger entity shall not by itself constitute grounds for a “Constructive Termination”, (iii) the elimination or material reduction of your eligibility to participate in the Company’s benefit programs available generally to senior executives of the Company, other than in connection with an across the board elimination or reduction applicable to all senior executives of the Company, or (iv) a material relocation of your primary workplace to a location that is outside of a 50 mile radius from Portola Valley, California.  Notwithstanding the foregoing, for purposes of this Agreement, a Constructive Termination shall not be deemed to have occurred unless within thirty (30) days of the occurrence of an event providing grounds for Constructive Termination you have provided the Company thirty (30) days’ written notice setting forth in reasonable specificity the event that constitutes grounds for Constructive Termination and, if such event is reasonably susceptible to cure, during such thirty (30) day notice period the Company shall have failed to cure the event or events in question.

12.                               GROSS-UP CALCULATIONS.  The determination of the amount of a Gross-Up Payment and whether and to what extent a Gross-Up Payment is required to be made will be made at the Company’s expense by an independent public accountant(s) selected by the Company (the “Accountants”), which Accountants shall provide you and the Company with detailed supporting calculations with respect to such Gross-Up Payment within a reasonable period of time following the receipt of notice from you or the Company that you are eligible for such Gross-Up Payment.  For purposes of determining the amount of the Gross-Up Payment, you will be deemed to pay federal income taxes at the highest applicable marginal rate of federal income taxation for the calendar year in which the Gross-Up Payment is to be made and to pay any applicable state and local income taxes at the highest applicable marginal rate of taxation for the calendar year in which the Gross-Up Payment is to be made, net of the maximum reduction in federal income taxes which could be obtained from the deduction of such state or local taxes if paid in such year (determined without regard to limitations on deductions based upon the amount of your adjusted gross income); and to have otherwise allowable deductions for federal, state and local income tax purposes at least equal to those disallowed because of the inclusion of the Gross-Up Payment in your adjusted gross income.  Any determination by the Accountants shall be binding upon you and the Company.  Any Gross-Up Payment will be made as soon as practicable following your remittance to the Internal Revenue Service of any income taxes arising as a result of a Section 409A Payment or a Car Services Payment and, in any event, prior to the last day of your taxable year next following your taxable year in which you remit such taxes.

13.                               RETURN OF MATERIALS.  At the termination of your relationship with the Company, you will promptly return to the Company, and will not take with you or use, all items of any nature that belong to the Company, and all materials (in any form, format, or medium) containing or relating to the Company’s business.

14.                               SECTION 409A.

(a)                                Separation from Service.  Notwithstanding any provision to the contrary in this Agreement, no amount deemed deferred compensation subject to Section 409A of the Code shall be payable pursuant to Section 11 unless your termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A of the Code and the Department of Treasury regulations and other guidance promulgated thereunder.

(b)                                Specified Employee.  Notwithstanding any provision to the contrary in this Agreement, if you are deemed by the Company at the time of your separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the benefits to which you are entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six-month period measured from the date of the your “separation from service” with the Company (as such term is defined in the Treasury Regulations issued under Section 409A of the Code) or (ii) the date of your death.  Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this Section 13(b) shall be paid in a lump sum to you, and any remaining payments due under the Agreement shall be paid as otherwise provided herein.

(c)                                Expense Reimbursements.  To the extent that any reimbursements payable pursuant to this Agreement are subject to the provisions of Section 409A of the Code, any such reimbursements payable to you pursuant to this Agreement shall be paid to you no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and your right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit.

(d)                                Installments.  For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive the installment payments under this Agreement shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment.

15.                               ENTIRE AGREEMENT; ASSIGNMENT.  This Agreement, together with the Proprietary Information and Inventions Agreement, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with respect to the terms and conditions of your employment specified herein.  If you enter into this Agreement, you are doing so voluntarily, and without reliance upon any promise, warranty or representation, written or oral, other than those expressly contained herein.  This Agreement supersedes any other such promises, warranties, representations or agreements.  This Agreement may not be amended or modified except by a written instrument signed by you and an authorized representative of the Board.  This Agreement will be binding upon and inure to the benefit of (a) your heirs, executors, and legal representatives upon your death and (b) any successor of the Company.  Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes.  Any successor will expressly assume in writing all of the Company’s obligations under this Agreement before or at the time of such succession.  For this purpose, “successor” means any person, firm, corporation, or other business entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company.

16.                               GOVERNING LAW.  This Agreement will be governed by and construed in accordance with the laws of the State of California without regard to the conflicts of law provisions thereof.

17.                               DISPUTE RESOLUTION.  To ensure the timely and economical resolution of disputes that arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Francisco County, California, conducted by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) under the applicable JAMS employment rules.  By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding.  The arbitrator shall:  (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award.  The arbitrator shall be authorized to award any or all remedies that you or the Company would be entitled to seek in a court of law.  The Company shall pay all JAMS’ arbitration fees and any other arbitration-specific costs.  Nothing in this Agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration.  Notwithstanding the foregoing, you and the Company each have the right to resolve any issue or dispute over intellectual property rights by Court action instead of arbitration.

18.                               RIGHT TO WORK.  As required by law, this Agreement is subject to satisfactory proof of your right to work in the United States.

If you choose to accept this Agreement under the terms described above, please sign below and return this letter to me.

We look forward to your favorable reply, and to a productive and enjoyable work relationship.

Very truly yours,
/s/ Matt Roberts
OpenTable, Inc.

Accepted and Agreed to by:

/s/ Jeff Jordan	10-15-08
Jeff Jordan	Date